

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

<u>Via E-mail</u>
Daniel W. Balsiger
President
Icon Vapor, Inc.
8525 Arjons Drive, Suite A
San Diego, CA 92126

      Re: Icon Vapor, Inc.
             Registration Statement on Form 10
             Filed September 16, 2014
             File No. 000-55284

Dear Mr. Balsiger:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/ Amanda Ravitz

                           Amanda Ravitz
                           Assistant Director

cc (via e-mail): Luke C. Zouvas